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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of   June, 2005
                                            ---------------


                        Commission File Number   000-29872
                                               ---------------

                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     Indicate  by  check  mark  whether  the   registrant  by  furnishing   the
information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No       X
                      --------------                    ---------------


                                Page 1 of 5 Pages
                           Index is located on Page 2

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                                      INDEX


Document                                                    Page Number
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
Press Release dated June 6, 2005                                 3

Signature Page                                                   5


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[COMPANY LOGO GRAPHIC OMITTED]

For media inquiries:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com
                ----------------


          ATI Reports Preliminary Third-Quarter Results

MARKHAM, Ontario - June 6, 2005 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that revenues for the third quarter of fiscal 2005 are expected to be about $530 million(1), approximately 5% below the low end of the revenue range provided on March 24, 2005. Gross margin is expected to be approximately 29%. Operating expenses, excluding the costs associated with stock-based compensation, are expected to be about $143 million.

Broad-based demand for our products led to unit growth of approximately 5% in our overall PC business despite the typical seasonal weakness seen in the third quarter relative to the second quarter. While we believe end-user demand remains stable, a product mix shift in the quarter towards the lower end of the desktop and notebook discrete market caused revenues to come in below expectations. Our desktop IGP business exceeded expectations, growing dramatically in the quarter. Revenues from our consumer business - which includes DTV and handset - were within expectations.

The product mix shift towards the lower end of the desktop and notebook discrete market contributed to a decline in gross margin for the quarter. In addition, gross margin was impacted by our desktop IGP products, which have margins that are well below the corporate average. Lower than anticipated yields on certain products due to operational issues in the packaging and test area of the manufacturing process, also negatively impacted gross margin.

Looking into the fourth quarter of fiscal 2005 and into fiscal 2006, we continue to see opportunities for growth. Based on our traction in the high growth markets of DTV and handset, our expanding footprint in desktop IGP, as well as continued strength in our core PC discrete market, we expect revenues for the fourth quarter of fiscal 2005 to be about $600 million.

ATI will report its fiscal 2005 third quarter financial and operating results on June 23, 2005. We will provide additional information, including a more detailed quarterly review and outlook, during our regularly scheduled conference call on that date.

-----------------------------
(1) All dollar amounts are in U.S. dollars unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

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ATI Reports Preliminary Q3 Results



Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.


This news release contains forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.
                                              --------------



About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).
                                                       -30-
Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at
(905) 882-2600, Ext. 3670 or zev@ati.com




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.


Date: June 6, 2005            By: //Patrick Crowley//
                                  -------------------------------------------
                                  Name:  Patrick Crowley
                                  Title: Senior Vice-President, Finance and
                                         Chief Financial Officer